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                                                                  EXHIBIT (d)(6)

FOR IMMEDIATE RELEASE                       FOR FURTHER INFORMATION:
                                            EARL W. POWELL (305) 858-2200
                                            BOBBY TESNEY   (205) 408-7600


                         WINSLOEW SIGNS LETTER OF INTENT
                              FOR MANAGEMENT BUYOUT

BIRMINGHAM, AL - (January 25, 1999) WinsLoew Furniture, Inc. (NASDAQ/NM:WLFI) today announced that it has entered into a non-binding letter of intent expressing the parties' mutual intent to pursue a potential merger in which the Company's public shareholders would receive $30.00 per share in cash. The purchasing entity would be formed by Earl W. Powell, the Chairman of the Board of the Company, together with the other members of management. A Special Committee of the Company's Board of Directors recommended the letter of intent after consultation with its financial advisor, Mann, Armistead & Epperson, Ltd., Richmond, Virginia, and its legal counsel, Balch & Bingham LLP, Birmingham, Alabama.

         The letter of intent permits the Company to solicit and consider superior proposals subject to the payment of a termination fee to the management group if the Company terminates the letter of intent by entering into an agreement with another purchaser. The letter of intent terminates in 90 days if a definitive agreement has not been entered into with the management group by that time.

         The proposed merger is subject, among other things, to (i) execution of a definitive merger agreement containing customary terms, (ii) approval of the transaction by the Special Committee, the Board of Directors and the Company's shareholders, (iii) the purchaser obtaining satisfactory financing for the transaction, (iv) receipt of a fairness opinion, and (v) compliance with all applicable regulatory and governmental requirements. Accordingly, there can be no assurance that the proposed merger will be consummated.

         WinsLoew Furniture, Inc. designs, manufactures, and distributes aluminum casual (porch and patio) furniture and contract seating for the hospitality and office furniture markets.

         Additional information is available on the Internet at http://www.cfonews.com/wlfi.

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